Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Employee Welfare Benefits Plan Committee of

FMC Technologies, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-76216) on Form S-8 of FMC Technologies, Inc. of our report dated June 18, 2004, with respect to the statements of net assets available for benefits of the FMC Puerto Rico Savings and Investment Plan, as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of assets (held at end of year), which report appears in the December 31, 2003 Annual Report on Form 11-K of the FMC Puerto Rico Savings and Investment Plan.

/s/ KPMG LLP

Chicago, Illinois

June 25, 2004